EXHIBIT 21.1

SUBSIDIARIES OF MERCER INTERNATIONAL INC.

State or Other Jurisdiction of
Name of Subsidiary(1)	Incorporation or Organization
Zellstoff-und Papierfabrik Rosenthal GmbH	Germany
Zellstoff Stendal GmbH	Germany
Mercer Timber Products GmbH	Germany
Mercer Holz GmbH	Germany
Zellstoff Celgar Limited	Canada
Zellstoff Celgar Limited Partnership	Canada
Mercer Sandalwood Pty Ltd	Australia
Mercer Peace River Pulp Ltd.	Canada

(1)	All the subsidiaries are conducting business under their own names.